

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 26, 2009

By U.S. Mail and facsimile

Mr. Jinglin Shi
Chief Executive Officer
China Nutrifruit Group Limited
No. 2 Wenhua Street
Dongfeng New Village, Daqing
Heilongjiang 163311
People's Republic of China

Re: China Nutrifruit Group Limited
Registration Statement on Form S-1, Amendment No. 1
Filed January 9, 2009
File No. 333-154222

Dear Mr. Shi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the

likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. Please provide an updated consent with your next amendment.

Summary Consolidated Financial Information, page 6

3. Please refer to the requirements of Item 301 of Regulation S-K and provide the selected financial data for all periods required. Clearly identify the entity and its status as a predecessor or successor in your presentation.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-22

4. Please refer to the pro forma "periods to be presented" requirements found in Rule 11-02© of Regulation S-X and modify your pro forma presentation accordingly.

5. Please refer to the pro forma form and content requirements as well as the related instructions located in Rule 11-02-(b) of Regulation S-X, and modify your pro forma presentation accordingly.

Exhibit 5 – Legality Opinion

6. We note your response to our prior comment 28. Please provide a legality opinion in your next amendment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723, or in his absence, Jill Davis at (202) 551-3683 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson, at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       K. Stertzel
       M. Karney
       N. Gholson
       <u>Via facsimile</u>:
       Louis Bevilacqua, Esq. – Pillbury Winthrop Shaw Pittman LLP – (202) 663-8007